UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC 20549
                        SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
                       (Amendment )

                     OWENS & MINOR INC.
                     (Name of Issuer)


                       COMMON STOCK
             (Title of Class of Securities)

                        690732102
                      (CUSIP Number)

               DKR Management Company Inc.
                 1281 East Main Street
              Stamford, Connecticut 06902
                    (203) 324-8400
    (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)


                   December 31, 2001
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

 	Rule 13d-1(b)
 X 	Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .

CUSIP No. 690732102


1. Name of Reporting Person I.R.S. Identification Nos.
of Above Persons (entities only)

 DKR Management Company Inc.
22-3095881

2. Check the Appropriate Box If A Member Of A Group
(See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With:

5. Sole Voting Power
0

6. Shared Voting Power
772,282 shares of preferred security convertible into 1,872,166 shares of common stock

7. Sole Dispositive Power
0

8. Shared Dispositive Power
772,282 shares of preferred security convertible into 1,872,166 shares of common stock


(DKR Management Company Inc., a registered investment adviser, has entered into an Advisory Services
Agreement with Basso Securities Ltd., to act as the portfolio manager to certain funds managed by DKRMCI.
As such, DKRMCI and Basso Securities have shared dispositive and voting power over the securities.)

9. Aggregate Amount Beneficially Owned by Each
Reporting Person
772,282 shares of preferred security convertible into 1,872,166 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
(See Instruction)

11. Percent of Class Represented by Amount in Row 9
5.31%


12. Type of Reporting Person (See Instructions)
IA

Item 1:	Security and Issuer

1(a) 	Name of Issuer

Owens & Minor Inc.

1(b)	Address of Issuer's Principal Executive Offices
4800 Cox Road
Glen Allen, Virginia 23060
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

DKR Management Company Inc.
2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized

Delaware, USA

2(d)	Title of Class of Security

Common Stock

2(e)	Cusip Number

690732102



Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a: D

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
b. Insurance Company as defined in Section 3(a)(19) of the Act,
c. Investment Company registered under Section 8 of the Investment Company Act,
d. Investment Adviser in accordance with Rule 13d-1(b)
(1)(ii)(E),
e. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
f. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
g. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
h. A church plan that is excluded form the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned
An aggregate of 1,872,166 shares of common stock (772,282 preferred shares convertible into 1,872,166 shares of common stock) were beneficially owned by DKR Management
Company Inc. (DKRMCI).

4(b)	Percent of Class

5.31 %
(The percentage was calculated by dividing 1,872,166 shares of common stock (representing the number of shares of common stock that would be held by DKR Management
Company Inc.. upon conversion of the preferred security)
By 35,248,826.02 (which represents the sum of 33,376,999.
(outstanding based on the latest information provided by Bloomberg) and 1,872,16)).

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
772,282 preferred shares convertible into 1,872,166 shares of common stock.

(iii) Sole power to dispose or to direct the disposition
of
0

(iv) Shared power to dispose or to direct the disposition of
772,282 shares of preferred security convertible into 1,872,166 shares of common stock

(DKR Management Company Inc., a registered investment adviser, has entered into an Advisory Services Agreement with Basso Securities Ltd., to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI and Basso Securities have shared dispositive and voting power over the securities.)

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see
Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent on Behalf
of Another Person.

The shares are held indirectly by DKR Management Company Inc.
("DKRMCI"), a registered Investment Advisor, which serves as the Investment Manager to various funds managed by DKRMCI

Basso Securtities Ltd. ("Basso") has entered into an Advisory Service Agreement with DKRMCI to act as a portfolio manager to certain funds managed by DKRMCI.
As such, Basso, the portfolio manager, has more than five percent interest in the security and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.


Item 7: 	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported
Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members
of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable



Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity.
See item 5.

Not Applicable


Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 27, 2002

/s/ Barbara Burger
____________________________
Signature

Barbara Burger
Senior Vice President and General Counsel